FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

_________________________________________________________________________________________________

OR

❑	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _____________

Commission file number 1-8951

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M.D.C. HOLDINGS, INC.

4350 South Monaco Street

Denver, CO 80237

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the “limited scope exemption” contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M.D.C. HOLDINGS, INC. 401(k) Savings Plan
(Name of Plan)

Date: June 29, 2007

/s/ Paris G. Reece III
(Paris G. Reece III, Chief Financial Officer)

M.D.C. HOLDINGS, INC.

401(k) SAVINGS PLAN

YEAR ENDED DECEMBER 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

M.D.C. Holdings, Inc.

401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of M.D.C. Holdings, Inc. 401(k) Savings Plan (“Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the financial statements but as supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

GORDON, HUGHES & BANKS, LLP

Greenwood Village, Colorado

June 18, 2007

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
ASSETS
Cash and cash equivalents	$385,070	$561,180

Investments, at fair value:
Common stock of plan sponsor	22,516,515	33,204,295
Collective trust	20,075,158	16,572,538
Mutual funds	63,095,490	48,012,486
Participant loans	1,659,320	1,832,216

Total investments	107,346,483	99,621,535

Employer contributions receivable	3,568,731	4,593,442

Total assets	111,300,284	104,776,157

LIABILITIES
Excess contributions due to participants	119,176	95,540

Net assets available for benefits at fair value	111,181,108	104,680,617
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	337,922	(149,778)

Net assets available for benefits	$111,519,030	$104,530,839

See accompanying notes to financial statements.

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$4,813,734
Net appreciation in fair value of investments	1,600,841

Net investment income	6,414,575

Contributions:
Employer:
Cash	170,911
Common stock	3,397,820
Employee	11,438,791
Rollovers	950,575

Total contributions	15,958,097

Total additions	22,372,672

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Payment of plan benefits and other distributions	15,152,191
Administrative expenses and fees	232,290

Total deductions	15,384,481

Net increase in net assets available for benefits	6,988,191
Net assets available for plan benefits, at beginning of year	104,530,839

Net assets available for plan benefits, at end of year	$111,519,030

See accompanying notes to financial statements.

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

Notes to Financial Statements

1.	Description of Plan

The following description of the M.D.C. Holdings, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions. This document describes the Plan during 2006 and 2005.

General

The Plan was adopted effective January 1, 1992 and amended several times, the most recent of which was adopted December 27, 2006. The Plan is a defined contribution plan covering all eligible employees of M.D.C. Holdings, Inc. and its subsidiaries (the “Company” or “MDC”) who have completed six months of employment, as defined, and are age 21 or older. The Plan was established under the provision of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Contributions

Eligible participants may contribute an amount up to 100% of their pretax annual compensation as elected in their salary deferral agreements. Salary deferral agreements shall be made, terminated or changed according to procedures and limitations set up by the Plan Administrator and the Plan Document.

Deferral contributions shall not exceed certain limits as set forth by the IRC ($15,000 in 2006 and $14,000 in 2005). The Internal Revenue Service adjusts this limitation each year for cost-of-living increases. Participants may change their contribution percentage throughout the year. A participant may cease making pre-tax contributions at any time.

In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001, those employees age 50 or older are allowed additional catch up contributions of $5,000 in 2006 and $4,000 in 2005.

The Company may make matching contributions in a discretionary amount, to be determined by resolution of the Company’s Board of Directors, on an annual basis. The Company may make a discretionary profit sharing contribution without regard to the current or accumulated net profits of the Company for the taxable year ending with, or within, the Plan year. The Company’s matching and profit sharing contributions may be made in cash or in shares of M.D.C. Holdings, Inc. common stock or a combination thereof. Total annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of $44,000 or 100% of a participant’s annual eligible compensation in 2006.

Rollover contributions transferred from other qualified retirement plans or from Individual Retirement Accounts are accepted as permitted by the Plan Document.

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

Notes to Financial Statements (Continued)

Participant Eligibility

Employees of MDC are eligible to participate in the Plan:

•	When they attain age 21

•	When they have completed 6 months of service

•

Who are not governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in this Plan

•	Who are not certain non-resident aliens who have no earned income from sources within the United States

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contributions, if any, Plan earnings and losses and rollover contributions. Plan earnings and losses are allocated by funds based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund.

Forfeitures

Forfeitures result from non-vested benefit payments remaining in the Plan for all terminated employees. Upon reaching a break-in-service, as defined in the Plan document, amounts forfeited by participants are added to any accumulated forfeitures in the Plan. Forfeitures are available to offset contributions or to pay Plan expenses in accordance with the Plan document. Forfeited non-vested Company contributions in the amount of $798,107 and $499,913 are included as a component of net assets available for benefits as of December 31, 2006 and 2005, respectively. The December 31, 2006 forfeiture balance of $798,107 was used to offset the 2006 Company contribution made in February 2007. During the 2006 Plan year, $212,121 of forfeitures were utilized to offset administrative expenses as included in the Statement of Changes in Net Assets Available for Benefits.

Vesting

Participants are 100% vested in their deferral contributions, rollover contribution and the allocated earnings thereon. A participant’s vested interest in the Company’s matching contribution is based upon the participant’s years of service as follows:

Years of Service	Vested %
Less than 2 years	0%
After 2 years	40%
After 3 years	60%
After 4 years	80%
After 5 years	100%

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

Notes to Financial Statements (Continued)

However, a participant’s vesting percentage in the Company’s matching contributions shall be 100% if any of the following conditions are met:

1.	The participant has died.

2.	The participant reaches normal retirement age (age 65).

3.	The participant has become totally and permanently disabled as defined by the Plan.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions among any of the investment options offered by the Plan. Participants may change or transfer their investments at any time except that members of management, directors, or other insiders, as defined, must comply with the Company’s insider trading policy when changing or transferring an investment with respect to the MDC stock fund.

Payment of Benefits

A participant who has attained the age of 59 1/2, or has satisfied the terms for a financial hardship, may elect to commence distributions regardless of whether employed by the Company. The participant or beneficiary may elect to receive a lump-sum distribution. Distributions are subject to the applicable provisions of the Plan document.

The average deferral percentage of certain highly compensated employees exceeded that of non-highly compensated employees by more than the amount permitted by Section 401(k) of the IRC for the Plan years ended December 31, 2006 and 2005. Plan assets in the amount of $119,175 and $95,540 were identified as excess salary deferrals for highly compensated employees and have been reflected as a liability payable to these participants at December 31, 2006 and 2005, respectively.

Expenses

The Plan pays all administrative expenses, which are incurred in connection with the Plan. These expenses totaled $232,290 for the year ended December 31, 2006.

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

Notes to Financial Statements (Continued)

Participant Loans

Participants are permitted to borrow a minimum of $1,000 of their vested benefits under the Plan. Participants may borrow up to the lesser of (1) $50,000, reduced by the applicant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made, or (2) 50% of the present value of the participant’s non-forfeitable accrued benefit. Loan transactions are treated as a transfer between the investment fund and the loan fund. The loans are secured by the participant’s account balance and bear interest at a fixed rate equal to the current prime rate plus 100 basis points at the date the application is approved. Interest rates on outstanding loans range from 5.0% to 10.0% as of December 31, 2006. Principal and interest are paid ratably through monthly payroll deductions. Each participant may have only one loan outstanding at any time.

2.	Summary of Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investment portfolio, as detailed in the accompanying Statements of Net Assets Available for Benefits, is stated at fair value. Participant loans are valued at cost, which approximates fair value. The fair value of the guaranteed investment contracts held by the INVESCO Stable Value Trust is calculated by discounting the related cash flows based on

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

Notes to Financial Statements (Continued)

current yields of similar instruments with comparable durations. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

The net change in fair value of investments (net realized and unrealized appreciation (depreciation) in value of investments and dividends earned) is reflected in the accompanying Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Distributions of benefits are recorded when paid.

Reclassifications

Certain reclassifications have been made to amounts reported in the prior year in order to be consistent with the current year’s presentation.

3.	Investments

Custody of Plan Investments and the reporting thereof is managed through an agreement with The AMVESCAP National Trust Company (“AMVESCAP”). The Plan’s reporting and recordkeeping is managed through an agreement with AMVESCAP Retirement, Inc. On July 17, 2005, AMVESCAP Retirement, Inc. was purchased by Merrill Lynch and became part of The Princeton Retirement Group, Inc. (“Princeton”), a subsidiary of Merrill Lynch. Princeton is a vendor accountable to JP Morgan Retirement Plan Services LLC (“JP Morgan”). Participants are allowed to direct their contributions for investments in a variety of investments funds offered through JP Morgan. Participants may also elect to direct their contributions in the common stock of MDC, the Plan Sponsor.

The fair market value of individual investments that represents 5% or more of the Plan’s total net assets available for benefits as of December 31, 2006 and 2005 are separately identified as follows:

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

Notes to Financial Statements (Continued)

	December 31,
	2006	2005
M.D.C. Holdings, Inc. Common Stock	$22,516,515	$33,204,295
INVESCO Stable Value Trust	15,753,576	13,765,924
American Europacific Growth	9,608,888	5,462,553
Vanguard S&P 500 Index	9,204,535	*
Royce Total Return	7,941,264	**
American Growth Fund of America	7,248,392	5,685,286
Vanguard Windsor II Adm	6,641,911	**
American Balanced Income Fund	6,097,549	5,725,054
JP Morgan Div Mid Cap Grwth Fn	6,033,661	**
Vanguard 500 Index Adm	*	7,028,261

*	Investment was not held during the year.
**	Below 5%.

During 2006, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated (depreciated) in fair value as follows:

Year Ended December 31, 2006
Common stock	$(2,783,409)
Collective trust	1,250,709
Mutual funds	3,133,541

$1,600,841

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.	Income Taxes

The Company adopted a standardized plan designed by AMVESCAP. This Plan has received a determination letter from the Internal Revenue Service dated August 2, 1995, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

Notes to Financial Statements (Continued)

exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended.

However, the plan administrator believes the plan document continues to qualify in form. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Employee contributions to the Plan are made from pre-tax earnings, as permitted by Section 401(k) of the IRC, and are subject to federal income taxes when distributed. Earnings from the Plan’s investments are not taxable to the participants until partial or complete distribution of earnings is made.

6.	Related Party Transactions

Certain Plan investments are shares of a collective trust managed by AMVESCAP. Certain Plan investments are shares of collective trusts managed by Invesco Institutional NA, Inc. and Invesco Realty Advisors, Inc. AMVESCAP serves as custodian of the shares and is related to Invesco Institutional NA, Inc. and Invesco Realty Advisors, Inc. This arrangement is a party-in-interest arrangement.

The Plan and its participants invest in common stock of the Plan Sponsor, MDC.

7.	Concentration of Credit Risk

The Plan is required by Statement of Financial Accounting Standards No. 105, “Disclosures of Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk,” to disclose significant concentrations of credit risk regardless of the degree of such risk. At December 31, 2006 and 2005, the financial instruments, which potentially subject the Plan to a concentration of credit risk, consist principally of cash, investments and participant loans.

The Plan provides for various investment options in common stock, collective trust and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and amounts presented in the statements of net assets available for benefits.

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

Notes to Financial Statements (Continued)

The cash relates to money held in a unitized fund that maintains and trades shares of the Company’s common stock. Although the cash and cash equivalents exceed the F.D.I.C.’s threshold for insurability as of December 31, 2006 and 2005, the Plan believes the risk of loss to be minimal.

The participant loans are secured by the participant’s account balance and the Plan considers risk to be minimal since the loans are fully collateralized by the borrower’s account in the Plan.

8.	Subsequent Event

On March 26, 2007, a Stock Limit Amendment was adopted which provides that Plan participants shall not be permitted to allocate more than 30% of each elective deferral contribution made after January 1, 2007 to the purchase of qualifying Company securities for the participant’s account. This provision does not prevent a participant from reallocating investments in the participant’s account that might include the purchase of qualifying Company securities.

Supplemental Schedules

M.D.C. Holdings, Inc. 401(k) Savings Plan Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2006	EIN 84-0622967 Plan 004

(a)	(b) Identity of issuer, borrower, lessor, or similar party	( c ) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value**
*	M.D.C. Holdings, Inc.	Common Stock	$22,516,515

*	AMVESCAP National Trust Company	Stable Value Trust	15,753,576

	The American Funds Group	Europacific Growth Fund	9,608,888

	Vanguard Funds	S&P 500 Index	9,204,535

	Royce Funds	Total Return – Investment Class	7,941,264

	The American Funds Group	Growth Fund of America	7,248,392

	Vanguard Funds	Windsor II ADM	6,641,911

	The American Funds Group	American Balanced Income Fund	6,097,549

	JPMorgan Chase & Company	JP Morgan Diversified Mid Cap Growth – Class A	6,033,661

*	AMVESCAP National Trust Company	Equity Real Estate Securities Trust	4,321,582

	Vanguard Funds	Explorer	3,850,240

	JPMorgan Chase & Company	JP Morgan Core Bond Fund	2,599,121

	JPMorgan Chase & Company	JP Morgan Mid Cap Value Fund	1,942,713

	Pacific Investment Management Corp.	PIMCO High Yield	686,960

	Pacific Investment Management Corp.	PIMCO Real Return	519,084

	T Rowe Price	Retirement 2020	364,573

	T Rowe Price	Retirement 2030	128,912

	T Rowe Price	Retirement 2040	115,857

	T Rowe Price	Retirement 2010	107,531

	T Rowe Price	Retirement Inc.	4,299

*	Participant Loans	Interest rates of 5.00% - 10.00% and maturing through 2017	1,659,320

		Total investments	$107,346,483	***

*	Indicates an identified entity known to be a party-in-interest to the Plan. (See Note 6)
**	Cost information has been omitted, as all investments are participant directed.
***	Does not include Plan receivables.

M.D.C. Holdings, Inc. 401(k) Savings Plan Schedule H, Line 4j – Schedule of Reportable Transactions December 31, 2006	EIN 84-0622967 Plan 004

(a) Identity of party involved	( b ) Description of asset (include interest rate and maturity in case of a loan)	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
The Princeton Retirement Group, Inc.	Vanguard 500 Index ADM	N/A	$8,209,701	N/A	N/A	$7,762,931	$8,209,701	$446,770
The Princeton Retirement Group, Inc.	Vanguard S&P 500 Index	$8,218,678	N/A	N/A	N/A	$8,218,678	$8,218,678	N/A